
June 28, 2013

<u>Via E-Mail</u>
Stuart Rogers
Chief Executive Officer
Max Resource Corp
2300-1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2

      Re: **Max Resource Corp**
             Form 20-F for the Year Ended December 31, 2012
             Filed April 29, 2013
             File No. 000-30780

Dear Mr. Rogers:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and Mining